EXHIBIT 99.1

EARNINGS STATEMENT FOR THE TWELVE MONTH PERIOD

OCTOBER 1, 2004 THROUGH SEPTEMBER 30, 2005

FILED IN ACCORDANCE WITH SECTION 11(a) OF

THE SECURITIES ACT OF 1933, AS AMENDED.

(UNAUDITED)

Revenues:
Net premiums earned	$37,555,599
Net investment income	1,305,482
Net realized gains on investments	769,504
Other income, net	397,299

Total revenues	40,027,884

Expenses:
Losses and loss adjustment expenses, net	21,294,969
Policy acquisition and other underwriting expenses	12,685,550
Interest expense	320,484
Demutualization expenses	158,861

Total expenses	34,459,864

Income before federal income tax benefit	5,568,020

Federal income tax benefit	2,311,071

Net income	$7,879,091